Clariant

Clariant International Ltd Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED

2009 MAY 26 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

09046241

CH-4132 Muttenz 1, 18/05/2009

SUPPL

Investor Relations
Edith Schwab
Tel.: +41 61 469 6748
Fax: +41 61 469 6767
E-Mail: edith.schwab@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:

- Ad-hoc Announcement:
"Change in Clariant's Executive Committee"

Yours sincerely,

Clariant Ltd

E. Schwab

Edith Schwab
Clariant Investor Relations

dlw 5/28

exeption number: 82-34978

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

May 18, 2009

Media Release

Clariant International Ltd

Change in Clariant's Executive Committee

Muttenz, May 18, 2009 - Okke Koo, a member of the Clariant Executive Committee and responsible for the Pigments & Additives Division, will leave the company June 1, 2009, to return to his native Netherlands and pursue other career opportunities. Marco Cenisio, Head of the Coatings Business Unit, will head the Pigments & Additives Division in the interim reporting to Executive Committee Member Dominik von Bertrab.

Clariant CEO Hariolf Kottmann said, "I would like to thank Okke for his contributions since being appointed to the Executive Committee in 2007. Okke joined the company to lead reforms in the Pigments & Additives Division and to improve profitability. He achieved this with significant success by driving down costs, increasing productivity and focusing growth on high-value segments. I wish him well in his future career."

- End

Media Contacts

Arnd Wagner	Phone	+41 61 469 61 58
	Email	arnd.wagner@clariant.com
Nigel Thornton	Phone	+ 41 61 469 67 43
	Email	nigel.thornton@clariant.com

Investor Relations Contacts

Ulrich Steiner	Phone	+41 61 469 67 45
	Email	ulrich.steiner@clariant.com

Clariant – Exactly your chemistry

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.1 billion in 2008. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com